Exhibit 1.01(b)

EXECUTION COPY

AMENDMENT NO. 5

Dated as of December 9, 2004

to

RECEIVABLES PURCHASE AND SERVICING AGREEMENT

Dated as of January 8, 2002

          THIS AMENDMENT No. 5 to RECEIVABLES PURCHASE AND SERVICING AGREEMENT (this “Amendment”) is entered into as of December 9, 2004 by and among EAGLEPICHER INCORPORATED (formerly known as Eagle-Picher Industries, Inc.) (the “Servicer”), EAGLEPICHER FUNDING CORPORATION (formerly known as Eagle-Picher Funding Corporation) (“EPFC”), and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, in its separate capacities as a committed purchaser (the “Committed Purchaser”) and as administrative agent (in such capacity, the “Administrative Agent”) under the “Receivables Purchase and Servicing Agreement” referred to below. All capitalized terms used in this Amendment and not otherwise defined herein will have the respective meanings set forth in the “Receivables Purchase and Servicing Agreement.”

RECITALS:

          WHEREAS, EPFC, the Servicer, the Committed Purchaser and the Administrative Agent are parties to a Receivables Purchase and Servicing Agreement dated as of January 8, 2002 (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Receivables Purchase and Servicing Agreement”);

          WHEREAS, the Servicer, EPFC, the Committed Purchaser and the Administrative Agent have agreed to amend the Receivables Purchase and Servicing Agreement, on the conditions set forth herein;

          NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Servicer, EPFC, the Committed Purchaser and the Administrative Agent hereby agree as follows.

          1. Amendments to Receivables Purchase and Servicing Agreement. Effective as of the date hereof and subject to the satisfaction of the condition precedent set forth in Section 2 below, Annex G of the Receivables Purchase and Servicing Agreement shall be amended and restated in its entirety as Attachment 1 hereto.

          2. Conditions of Effectiveness of this Amendment. This Amendment shall become effective as November 30, 2004 (the “Effective Date”) upon the Administrative Agent’s receipt of (a) counterparts of this Amendment duly executed the Servicer, EPFC, the Committed Purchaser and the Administrative Agent and (b) an amendment fee in an amount equal to

$100,000 in immediately available funds (which shall be fully earned and non-refundable as of the date paid).

          3. Representations and Warranties.

          3.1 Upon the effectiveness of this Amendment, each of the Servicer and EPFC (a) hereby reaffirms all covenants, representations and warranties made by it in the Receivables Purchase and Servicing Agreement and each other Related Document to the extent the same expressly relates solely to an earlier date, (b) agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the Effective Date and (c) represents and warrants that, as of the Effective Date and after giving effect hereto, no Termination Event, Incipient Termination Event, Event of Servicer Termination or Incipient Servicer Termination Event has occurred and is continuing.

          3.2 Each of the Servicer and EPFC hereby represents and warrants that this Amendment and the Receivables Purchase and Servicing Agreement, as amended hereby, constitute legal, valid and binding obligations of such Person and are enforceable against such Person in accordance with their respective terms.

          4. Reference to and Effect on Related Documents.

          4.1 Upon and after the Effective Date, each reference to the Receivables Purchase and Servicing Agreement in any of the Related Documents shall mean and be a reference to the Receivables Purchase and Servicing Agreement as amended hereby.

          4.2 Except as specifically set forth above, the Receivables Purchase and Servicing Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

          4.3 The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of EPFC, the Committed Purchaser or the Administrative Agent, nor constitute a waiver of any provision of any of the Related Documents, or any other documents, instruments and agreements executed and/or delivered in connection therewith.

          5. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

          6. Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

          7. Entire Agreement. This Amendment, taken together with the Receivables Purchase and Servicing Agreement and all of the other Related Documents, embodies the entire agreement and understanding of the parties hereto and supersedes all prior agreements and understandings, written and oral, relating to the subject matter hereof.

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          8. Governing Law. THIS AMENDMENT AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK BUT OTHERWISE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES).

          9. No Course of Dealing. The Committed Purchaser and the Administrative Agent have entered into this Amendment on the express understanding with EPFC and the Servicer that in entering into this Amendment the Committed Purchaser and the Administrative Agent are not establishing any course of dealing with EPFC or the Servicer. The rights of the Committed Purchaser and the Administrative Agent to require strict performance with all the terms and conditions of the Receivables Purchase and Servicing Agreement as amended by this Amendment and the other Related Documents shall not in any way be impaired by the execution of this Amendment. Neither the Committed Purchaser nor the Administrative Agent shall be obligated in any manner to execute any further amendments or waivers, and if such waivers or amendments are requested in the future, assuming the terms and conditions thereof are acceptable to them, the Committed Purchaser and the Administrative Agent may require the payment of fees in connection therewith.

          10. Waiver of Claims. In consideration for the execution by the Committed Purchaser and the Administrative Agent of this Amendment, the Seller and the Servicer hereby waives each and every claim, defense, demand, action and suit of any kind or nature whatsoever against each of the Committed Purchaser, the Administrative Agent, the Operating Agent and each other Affected Party arising on or prior to the date hereof in connection with the Receivables Purchase and Servicing Agreement, any of the Related Documents and the transactions contemplated thereby.

          11. Expenses. In consideration for the execution by the Committed Purchaser, the Administrative Agent and the Collateral Agent of this Amendment, each of EPFC and the Servicer jointly and severally agrees to promptly reimburse each of the Committed Purchaser, the Administrative Agent and the Collateral Agent for all of the reasonable out-of-pocket expenses, including, without limitation, attorneys’ and paralegals’ fees and expenses, it has heretofore or hereafter incurred or incurs in connection with the preparation, negotiation and execution of this Waiver.

          12. Successors and Assigns. This Amendment shall be binding upon each of the Servicer, EPFC, the Committed Purchaser, the Administrative Agent and the Collateral Agent and their respective successors and assigns and shall inure to the benefit of each such Person.

          13. Integration. This Amendment contains the entire understanding of the parties hereto with regard to the subject matter contained herein. This Amendment supercedes all prior or contemporaneous negotiations, promises, covenants, agreements and representations of every nature whatsoever with respect to the matters contained in this Amendment, all of which have become merged and finally integrated into this Amendment. Each of the parties hereto understands that in the event of any subsequent litigation, controversy or dispute concerning any

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of the terms, conditions or provisions of this Amendment, no party shall be entitled to offer or introduce into evidence any oral promises or oral agreements among the parties relating to the subject matter of this Amendment not included or referred to herein and not reflected by a writing included or referred to herein.

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     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered by their duly authorized officers as of the date first above written.

EAGLEPICHER INCORPORATED, as the Servicer

By:

Name:
Title:

EAGLE-PICHER FUNDING CORPORATION, as the Seller

By:

Name:
Title:

Amendment No. 5 to Receivables Purchase and Servicing Agreement

GENERAL ELECTRIC CAPITAL CORPORATION, as Committed Purchaser

By:

Name:
Title: Duly Authorized Signatory

GENERAL ELECTRIC CAPITAL CORPORATION, as Administrative Agent and as Collateral Agent

By:

Name:
Title: Duly Authorized Signatory

Amendment No. 5 to Receivables Purchase and Servicing Agreement

Annex I

(attached)

Annex G to Purchase Agreement

FINANCIAL COVENANTS

          (a) Interest Expense Coverage Ratio. The ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense for any period of four consecutive fiscal quarters ending on any fiscal quarter end during any period set forth below, shall not be less than the ratio set forth below opposite such period:

Period	Ratio
September 1, 2004 to and including November 30, 2004	2.35 to 1.00
December 1, 2004 to and including February 28, 2005	2.25 to 1.00
March 1, 2005 to and including May 31, 2005	1.95 to 1.00
June 1, 2005 to and including August 31, 2005	2.05 to 1.00
September 1, 2005 to and including November 30, 2005	2.05 to 1.00
December 1, 2005 to and including February 28, 2006	2.10 to 1.00
March 1, 2006 to and including May 31, 2006	2.10 to 1.00
June 1, 2006 to and including August 31, 2006	2.15 to 1.00
September 1, 2006 to and including November 30, 2006	2.20 to 1.00
December 1, 2006 and thereafter	2.25 to 1.00

          (b) Leverage Ratio. The Leverage Ratio as of any fiscal quarter end during any period set forth below shall not exceed the ratio set forth below opposite such period:

Period	Ratio
September 1, 2004 to and including November 30, 2004	5.00 to 1.00

December 1, 2004 to and including February 28, 2005	5.50 to 1.00
March 1, 2005 to and including May 31, 2005	6.25 to 1.00
June 1, 2005 to and including August 31, 2005	5.75 to 1.00
September 1, 2005 to and including November 30, 2005	5.50 to 1.00
December 1, 2005 to and including February 28, 2006	5.25 to 1.00
March 1, 2006 to and including May 31, 2006	5.25 to 1.00
June 1, 2006 to and including August 31, 2006	5.00 to 1.00
September 1, 2006 to and including November 30, 2006	4.75 to 1.00
December 1, 2006 to and including August 31, 2007	4.75 to 1.00
September 1, 2007 and thereafter	4.25 to 1.00

          (c) Fixed Charge Coverage Ratio. The ratio of (a) Consolidated EBITDA minus Capital Expenditures to (b) Consolidated Fixed Charges for any period of four consecutive fiscal quarters ending on any fiscal quarter end during any period set forth below, shall not be less than the ratio set forth below opposite such period:

Period	Ratio
September 1, 2004 to and including November 30, 2004	1.00 to 1.00
December 1, 2004 to and including February 28, 2005	0.85 to 1.00
March 1, 2005 to and including May 31, 2005	0.65 to 1.00
June 1, 2005 to and including August 31, 2005	0.85 to 1.00

September 1, 2005 to and including November 30, 2005	0.85 to 1.00
December 1, 2005 to and including February 28, 2006	0.95 to 1.00
March 1, 2006 to and including May 31, 2006	1.00 to 1.00
June 1, 2006 to and including August 31, 2006	1.05 to 1.00
September 1, 2006 to and including November 30, 2006	1.10 to 1.00
December 1, 2006 to and including August 31, 2007	1.10 to 1.00
September 1, 2007 and thereafter	1.25 to 1.00

          Capitalized terms used in this Annex G and not otherwise defined below shall have the respective meanings ascribed to them in Annex X. The following terms shall have the respective meanings set forth below:

          “Capital Expenditures” means, for any period, (a) the additions to property, plant and equipment and other capital expenditures of the Parent and its Subsidiaries, on a consolidated basis, that are (or would be) set forth in a consolidated statement of cash flows of the Parent for such period prepared in accordance with GAAP (including expenditures for maintenance and repairs which should be capitalized in accordance with GAAP) and (b) Capital Lease Obligations incurred by the Parent and its Subsidiaries, on a consolidated basis, during such period; provided that Capital Expenditures shall not include (i) expenditures of proceeds of insurance settlements, condemnation awards and other settlements in respect of lost, destroyed, damaged or condemned assets, equipment or other property to the extent such expenditures are made to replace or repair such lost, destroyed, damaged or condemned assets, equipment or other property or otherwise to acquire, maintain, develop, construct, improve or repair assets or properties useful in the business of the Parent or (ii) any application of Net Proceeds pursuant to Section 2.11(c) of the Credit Agreement.

          “Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

          “Certificate of Designations” means the Certificate of Designation, Preferences and Rights Relating to the Existing Preferred Stock, as filed with the Secretary of State of Delaware on February 23, 1998, as amended, supplemented or modified from time to time in accordance with the terms and conditions of the Credit Agreement.

          “Consolidated Cash Interest Expense” means, for any period, without duplication, (a) the sum of (i) the interest expense (including imputed interest expense in respect of Capital

Lease Obligations) of the Parent and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, (ii) any interest accrued during such period in respect of Indebtedness of the Parent or any Subsidiary of the Parent that is required to be capitalized rather than included in consolidated interest expense for such period in accordance with GAAP and (iii) commissions, discounts, yield and other fees and charges incurred in connection with this Agreement, the Receivables Sale Agreement or any Related Document that are payable to any person other than the Parent or an Originator, minus (b) the sum of (A) to the extent included in such consolidated interest expense for such period, non-cash amounts attributable to amortization of financing costs paid in a previous period and (B) to the extent included in such consolidated interest expense for such period, deferred financing costs, whether or not paid in cash.

          “Consolidated EBITDA” means, for any period, (a) Consolidated Net Income for such period plus (b) without duplication, and to the extent deducted in determining such Consolidated Net Income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, (iv) interest-equivalent costs associated with this Agreement, the Receivables Sale Agreement or any Related Document, whether accounted for as interest expense or loss on the sale of receivables, (v) any extraordinary non-cash charges for such period, (vi) any expense relating to pension plans, (vii) any non-recurring non-cash charge (other than routine non-cash charges that result in an accrual of a reserve for anticipated cash charges in the following quarter) and (viii) any accruals for long-term bonus programs or plans and share-appreciation plans, in each case to the extent not resulting in cash payments during such period, minus (c) without duplication, and to the extent included in determining such Consolidated Net Income, any non-cash gains, non-cash pension income and any cash payment relating to pension plans for such period, all determined on a consolidated basis in accordance with GAAP; provided that for the purposes of subclauses (vi) and (vii) of clause (b) of this definition, any non-cash charges or expenses added back pursuant to such subclauses (other than non-cash charges and expenses, in each case occurring on or prior to the “Effective Date” (as such term is defined in the Credit Agreement)) shall be deducted in any subsequent period to the extent that cash disbursements attributable thereto are made during such period.

          “Consolidated Fixed Charges” means, for any period, without duplication, the sum of (a) Consolidated Cash Interest Expense for such period, (b) the aggregate amount of scheduled principal payments made during such period in respect of Long-Term Indebtedness of the Parent and its Subsidiaries (other than payments made by the Parent or any Subsidiary of the Parent to the Parent or a Subsidiary of the Parent), (c) the aggregate amount of scheduled principal payments in respect of Long-Term Indebtedness that would have been due during such period but for their voluntary prepayment within one year prior to the scheduled date of payment, (d) the aggregate amount of income taxes paid in cash by the Parent and its Subsidiaries during such period and (e) the amount of Preferred Dividends paid during such period.

          “Consolidated Net Income” means, for any period, the net income or loss of the Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (adjusted to reflect any charge, tax or expense incurred or accrued by EaglePicher Holdings Inc. during such period as though such charge, tax or expense had been incurred by the Parent, to the extent that the Parent has made or would be entitled under the “Loan Documents” (as such term is defined in the Credit Agreement) to make any payment to or for the account of EaglePicher Holdings Inc. in respect thereof); provided that there shall be excluded the income of any Person (other than the Parent) in which any other Person (other than the Parent or any Subsidiary of the Parent or any director holding qualifying shares in compliance with applicable law) owns an Equity Interest, except to the extent of the amount of dividends or other distributions actually paid to the Parent or any of its Subsidiaries during such period.

          “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person.

          “Existing Preferred Stock” means the 11.75% Series A Cumulative Redeemable Exchangeable Preferred Stock and the 11.75% Series B Cumulative Redeemable Exchangeable Preferred Stock of EaglePicher Holdings Inc. issued pursuant to the Certificate of Designations.

          “Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

          “Inactive Subsidiary” means a Subsidiary listed on Schedule 1.01(a) of the Credit Agreement; provided that (a) the Parent intends to dissolve, liquidate, wind-up or take other similar action in respect of such Subsidiary as promptly as reasonably practicable, (b) such Subsidiary has no business or operations and conducts no activities other than those activities reasonably necessary to the maintenance or dissolution of such Subsidiary, (c) such Subsidiary does not incur any Indebtedness or other liabilities (other than reasonable fees of attorneys and accountants and other de minimis fees in connection with such maintenance, dissolution, liquidation, winding up or similar process) after the “Effective Date” (as such term is defined in the Credit Agreement) and (d) the Inactive Subsidiaries as a group shall not have more than $100,000 in assets.

          “Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid (other than current trade accounts payable incurred in the ordinary course), (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) to the extent determinable, all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable and expense accruals incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, and (k) the aggregate Capital Investment. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

          “Joint Venture” means any corporation, partnership or other entity or arrangement in which the Parent or any Subsidiary owns or controls any, but not more than 70%, of the Equity Interests.

          “Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Parent ended on such date (or, if such date is not the last day of a fiscal quarter, ended on the last day of the fiscal quarter of the Parent most recently ended prior to such date).

          “Loan” means any loan made by a lender party to the Credit Agreement to the Parent pursuant to the Credit Agreement.

          “Long-Term Indebtedness” means any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability.

          “Net Proceeds” means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid by EaglePicher Holdings Inc., the Parent and its Subsidiaries to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by EaglePicher Holdings Inc., the Parent and its Subsidiaries as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by EaglePicher Holdings Inc., the Parent and its Subsidiaries, and the amount of any reserve established by EaglePicher Holdings Inc., the Parent and its Subsidiaries to fund contingent liabilities reasonably estimated to be payable, in each case that are directly attributable to such event (as determined reasonably and in good faith by the chief financial officer of the Parent), provided that upon the date on which any such reserve is no longer required to be maintained, the remaining amount of such reserve shall then be deemed to be Net Proceeds. Notwithstanding anything to the contrary set forth above, the proceeds of any sale, transfer or other disposition of receivables (or any interest therein) pursuant to this Agreement, the Receivables Purchase and Servicing Agreement or any Related Document shall not be deemed to constitute Net Proceeds.

          “Preferred Dividends” means any cash dividend payments made in respect of the Existing Preferred Stock.

          “Subsidiary” means any subsidiary of the Parent other than (a) the Seller, (b) any Joint Venture or (c) any Inactive Subsidiary.

          “Total Indebtedness” means, as of any date, the sum, without duplication, of (a) the aggregate principal amount of Indebtedness of the Parent and its Subsidiaries outstanding as of such date, in the amount that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP, (b) the aggregate Capital Investment and (c) the aggregate principal amount of Indebtedness of the Parent and its Subsidiaries (including the Seller) outstanding as of such date that is not required to be reflected on a balance sheet in accordance with GAAP, determined on a consolidated basis; provided that, for purposes of clause (c) above, the term “Indebtedness” shall not include contingent obligations of the Parent and its Subsidiary as an account party in respect of any letter of credit or letter of guaranty unless such letter of credit or letter of guaranty supports an obligation that constitutes Indebtedness.